Mail Stop 3561

September 25, 2008

Mr. George D. Green
Chief Executive Officer
Union Dental Holdings, Inc.
1700 University Drive, Suite 200
Coral Springs, FL 33071

> **Re:** **Union Dental Holdings Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed September 15, 2008**
> **File No. 000-32563**

Dear Mr. Green:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007 filed September 15, 2008

General

1.   We note the consent you filed refers to the audit report for the year ended December 31, 2006. Please revise your consent to refer to the audit report dated March 14, 2008 for the year ended December 31, 2007.   Refer to Item 601(23) of Regulation S-B for further guidance.

Item 8(a) Controls and Procedures

2.   We note that your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how (i) management's failure to provide the disclosure required by paragraph (a)(4) of Item 308T of Regulation S-B and (ii) your deficient disclosures in your amended Form 10-KSB noted in our comment below impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. If you continue to conclude that your disclosure controls and procedures were effective, tell us about the factors you considered to support management's conclusion. If you conclude that your disclosure controls and procedures were ineffective, revise to indicate this conclusion and disclose your plan to remedy this deficiency.

3.   We note, in response to our prior comment 3, you amended your Form 10-KSB to solely include disclosures required by paragraph (a)(4) of Item 308(T) of Regulation S-B. Please note that per the Exchange Act Rules, amendments must set forth the complete text of each item as amended. Please amend your Form 10-KSB to include, at a minimum, all the disclosures required by Item 8A(T) of Form 10-KSB.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have any questions.

                                                Sincerely,

                                                Tia Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Health Care Services